FORM 5
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

( ) Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(  ) Form 3 Holdings Reported

(  ) Form 4 Transactions Reported

Filed pursuant to Section 16(a) of the Securities Exchange
Act of 1934, Section 17(a) of the Public Utility Holding
Company Act of 1935 or Section 30(f) of the Investment
Company Act of 1940

1.   Name and Address of Reporting Person *

     Chowdry Limited Partnership
     538 Commons Drive
     Golden CO 80401

2.   Issuer Name and Ticker or Trading Symbol

     Atlas Air, Inc. (CGO)

3.   IRS or Social Security Number of Reporting Person
     (Voluntary)

4.   Statement for Month/Year

     12/99

5.   If Amendment, Date of Original (Month/Year)

6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     (   )     Director
     ( x )     10% Owner
     (   )     Officer (give title below)
     (   )     Other (specify below)

7.   Individual or Joint/Group Filing
     (Check Applicable Line)

     ( x )     Form Filed by One Reporting Person
     (   )     Form Filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.   Title of Security (Instr. 3)
     a)   Common Stock

2.   Transaction Date (Month/Day/Year)

3.   Transaction Code (Instr. 8)

4.   Securities Acquired (A) or Disposed of (D)
     (Instr. 3,4 and 5)
     Amount / (A) or (D) / Price

5.   Amount of Securities Beneficially Owned at End of
     Issuer's Fiscal Year (Instr. 3 and 4)
     a)   8,471,501 (1)

6.   Ownership Form Direct (D) or Indirect (I) (Instr. 4)
     a)   D

7.   Nature of Indirect Beneficial Ownership (Instr 4)


* If the form is filed by more than one reporting person, see Instruction 4(b)(v)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Table II - Derivative Securities Acquired, Disposed of, or
Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1.   Title of Derivative Security (Instr. 3)


2.   Conversion or Excercise Price of Derivative Security


3.   Transaction Date (Month/Day/Year)


4.   Transaction Code (Instr. 8)


5.   Number of Derivative Securities Acquired (A) or
Disposed of (D) (Instr. 3,4, and 5)
          (A)       /    (D)


6.   Date Exercisable and Expiration Date (Month/Day/Year)
          Date Exercisable    /    Expiration Date


7.   Title and Amount of Underlying Securities
     (Instr. 3 and 4)
          Title          /    Amount or Number of Shares

8.   Price of Derivative Security ( Instr. 5)

9.   Number of Derivatives Securities Beneficially Owned at
     End of Year (Instr. 4)

10.  Ownership of Derivative Security: Direct (D) or
     Indirect (I) (Instr. 4)

11.  Nature of Indirect Beneficial Ownership (Instr. 4)

Explanation of Responses:
(1) Reflects stock split in 1999.


Chowdry Limited Partnership
By:  Chowdry, Inc.,
     its General Partner

By:       /s/ M. A. Chowdry
Name:     Michael A. Chowdry
Its:      President
          **Signature of Reporting Person

February 11, 2000
Date

**Intentional misstatement or omissions of facts constitute
Federal Criminal Violations. See 18 U.S.C. 1001 and 15
U.S.C. 78ff(a).